EXHIBIT 99.1

Service Expertise Integrity

NORTHERN TRUST CORPORATION

Steven L. Fradkin
Executive Vice President &
Chief Financial Officer

Merrill Lynch Banking & Financial Services Conference

New York City
November 13, 2008

Northern Trust

Forward Looking Statement

This presentation may include forward-looking statements such as statements that relate to Northern Trust's financial goals, dividend policy, expansion and business development plans, anticipated expense levels and projected profit improvements, business prospects and positioning with respect to market, demographic and pricing trends, strategic initiatives, re-engineering and outsourcing activities, new business results and outlook, changes in securities market prices, credit quality including reserve levels, planned capital expenditures and technology spending, anticipated tax benefits and expenses, and the effects of any extraordinary events and various other matters (including developments with respect to litigation, other contingent liabilities and obligations, and regulation involving Northern Trust and changes in accounting policies, standards and interpretations) on Northern Trust's business and results. These statements speak of Northern Trust's plans, goals, targets, strategies, beliefs, and expectations, and refer to estimates or use similar terms. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Our 2007 financial annual report and periodic reports to the SEC contain information about specific factors that could cause actual results to differ, and you are urged to read them. Northern Trust disclaims any continuing accuracy of the information provided in this presentation after today.

Agenda

- **The Changing Landscape**
  - Commercial banks
  - Investment banks
- **Northern Trust Corporation**
  - Corporate Positioning and Financial Strength
  - Corporate and Institutional Services
  - Northern Trust Global Investments
  - **Personal Financial Services**

Service

Expertise

Integrity

The Changing Landscape

Northern Trust

The Changing Landscape in U.S. Financial Services...

➢ Commercial Banks

- Consolidation has accelerated
- Business models are evolving

➢ Investment Banks

- Bear Stearns and Lehman Brothers failed
- Merrill Lynch acquired by Bank of America
- Goldman Sachs and Morgan Stanley change status to bank holding companies

Significant Increase in Government / Regulatory Involvement

...Much of Which Occurred over a Four Week Period


S&P 500
1400
1250
1100
950
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sept
Oct
9/7/08: U.S. Govt to support Fannie Mae & Freddie Mac
9/15/08: Lehman Brothers declares bankruptcy; Bank of America announces Merrill Lynch acquisition
9/16/08: U.S. Govt to support AIG
9/21/08: Goldman Sachs & Morgan Stanley to become bank holding companies
9/26/08: JPMorgan Chase announces Washington Mutual acquisition
10/3/08: Wells Fargo to acquire Wachovia

Northern Trust

Service | Expertise | Integrity

Service Expertise Integrity

Northern Trust Corporation

Northern Trust

Client-centric and Highly Focused Business Model


Our Clients
Pension Funds
Large Corporations
Investment Management Firms
Insurance Companies
Sovereign Wealth Funds
Government Agencies
Taft-Hartley
Foundations / Endowments / Healthcare
Families
Family Foundations
Family Offices
Individuals
Privately Held Businesses
Corporate & Institutional Services
Personal Financial Services
Northern Trust Global Investments
Worldwide Operations & Technology

Resisting the Temptation to Change Our Business Model

Businesses Northern Trust is NOT in:

- Investment Banking
- Sub-Prime Mortgage Underwriting
- Asset Backed Commercial Paper Conduits
- Private Equity Bridge Financing
- Discount Brokerage
- American Depositary Receipts
- Credit Cards
- Retail Banking
- Consumer Lending
- Venture Capital
- Stock Transfer
- DC Record Keeping

High Quality Balance Sheet Securities Portfolio

- 90% of Northern Trust's total securities portfolio composed of triple-A rated securities
- 86% of Asset-Backed Securities rated triple-A
- Exposure to subprime Asset-Backed securities relative to the overall portfolio minimal at less than 3%
- 62% of subprime Asset-Backed Securities rated triple-A
- Total gross unrealized losses on Available for Sale securities portfolio of only $200 million

Composition ($ Millions)	9/30/08	% of Total
Securities – Available for Sale		
U.S. Government	$ 20	nm
Obligations of States / Political Subdivisions	32	nm
Government Sponsored Agency	9,869	74%
Asset-Backed	1,800	13%
Other	475	4%
Total Securities – Available for Sale	*12,195*	*91%*
Securities – Held to Maturity		
Obligations of States / Political Subdivisions	805	6%
Government Sponsored Agency	37	nm
Other	300	2%
Total Securities – Held to Maturity	*1,143*	*9%*
Trading Account	9	nm
Total Securities	**$13,347**	**100%**

High Quality, Short Duration Securities Portfolio

All data is as of September 30, 2008. Items may not total due to rounding.

Conservative Heritage

Diversified and High Quality Loan Portfolio

- Relationship-based lending practices
- Nonperforming assets totaled $61.5 million – the increase from the prior quarter largely reflects the addition of only two loans
- Nonperforming assets represent only 0.21% of total outstanding loans
- Nonperforming loans are covered 3.3 times by current credit loss reserves
- Northern Trust does not:
  - Underwrite mortgage loans to sub-prime borrowers
  - Lend directly to hedge funds
  - Provide bridge financing to private equity deals
  - Offer an off-balance sheet commercial paper conduit for client liquidity

Composition ($ Billions)	**9/30/08**	% of Total
U.S.		
Residential Real Estate	$ 10.0	33%
Commercial	7.7	26%
Commercial Real Estate	2.9	10%
Personal	4.6	15%
Other	1.7	6%
Lease Financing	1.1	4%
Total U.S.	**28.1**	**94%**
Non-U.S.	**1.7**	**6%**
Total Loans and Leases	**$ 29.9**	**100%**

Consistently Outstanding Credit Quality

All data is as of September 30, 2008. Items may not total due to rounding.

Northern Trust

Service Expertise Integrity

Outstanding Credit Quality is a Differentiator

Credit Quality is notably better than peer averages in each category.

As of September 30, 2008	NTRS	Peer* Average
Non-Performing Assets as a % of Loans	0.21%	1.97%
Loan Loss Reserve as a % of Non-Performing Assets	317%	113%
Net Charge-Offs to Average Loans	0.01%	1.52%

* Peer group consists of the 20 largest U.S. Bank Holding Companies in terms of total balance sheet assets. September 30th data includes 17 banks for which the data is currently available. Source: SNL Financial

Outstanding Capital Strength

CAPITAL RATIOS	9/30/08	"Well Capitalized" Guideline
Northern Trust Corporation		
Tier 1 Capital Ratio	9.2%	6.0%
Total Risk-Based Ratio	11.4%	10.0%
Leverage Ratio	6.6%	5.0%

U.S. CAPITAL PURCHASE PROGRAM PARTICIPATION

- As announced on October 27, the Treasury intends to invest $1.5 billion in senior preferred stock and related warrants in Northern Trust
- In combination with our already strong capital position, the additional capital will allow us to maximize growth opportunities

COMMON EQUITY ($ Billions)

CAGR: +10%



$2.1
$2.3
$2.7
$2.9
$3.1
$3.3
$3.6
$3.9
$4.5
$4.9
1999
2000
2001
2002
2003
2004
2005
2006
2007
3Q08

Service

Expertise

Integrity

Corporate & Institutional Services

Northern Trust

Full Array of Capabilities…

… to meet the needs of sophisticated institutional investors.

Asset Management	Active Quantitative Investment outsourcing Liability driven investing	Manager of managers Hedge funds Private equity Transition management
Asset Enhancement	Cross-border pooling Trade execution Cash management	Securities lending Foreign exchange Commission management
Asset Reporting	Investment accounting Reporting and valuation Performance analytics	Risk monitoring and reporting Trade execution analysis Data warehouse
Asset Administration	Fund accounting Transfer agency Corporate secretarial	Trustee Investment operations outsourcing
Asset Processing	Safekeeping Settlement Derivatives processing	Income collection Corporate actions Tax reclamation

Northern Trust

Strategically Positioned in Three Dynamic Regions

North America

Europe, Middle East & Africa

Asia Pacific


Chicago
Toronto
London
Amsterdam
Dublin
Limerick
Guernsey
Jersey
Luxembourg
Abu Dhabi
Beijing
Tokyo
Hong Kong
Bangalore
Singapore
Melbourne

Market Opportunities Continue to Grow

Total Market: $161 Trillion(1)
Total Assets Under Custody Worldwide: $90 Trillion(2)


North America
$60 Trillion
Europe,
Middle East & Africa
$60 Trillion
Asia Pacific
$41 Trillion
Canada
$4 Trillion
U.S.
$56 Trillion
U.K.
$10 Trillion
Western Europe
$43 Trillion
Other
$7 Trillion
Japan
$19 Trillion
Emerging Asia
$14 Trillion
Other
$8 Trillion

(1) McKinsey & Company – Mapping the Global Capital Market, Fourth Annual Report, January 2008; Excludes $6 trillion of South American assets

(2) YE 2007 competitor earnings releases & The Greensted Report, Fall 2007 – Top 10 custodians

Service

Expertise

Integrity

Northern Trust Global Investments

Northern Trust

A Diversified, World Class Investment Manager

$652.4 Billion

Assets Under Management as of September 30, 2008

A Diversified Asset Manager

Across Asset Classes


Short Duration
$298 Billion
(46%)
Equities
$247 Billion
(38%)
Other
$12 Billion
(2%)
Fixed Income
$95 Billion
(14%)

Across Client Segments


Personal
$141 Billion
Institutional
$511 Billion

Across Styles


Active
$369 Billion
(57%)
Quantitative
$249 Billion
(38%)
Manager of Managers
$34 Billion
(5%)

Broad Array of Solutions for Personal and Institutional Clients

	Rankings	
Markets Served	■ **10th** Largest Manager	Worldwide Institutional Assets
	■ **5th** Largest Manager	U.S. Institutional Tax-Exempt Assets
	■ **3rd** Largest Manager	Defined Benefit Assets
	■ **3rd** Largest Manager	Multi-Manager - U.S. Institutional Assets*
Investment Strategy	■ **4th** Largest Manager	Passive Domestic Indexed Equity
	■ **3rd** Largest Manager	Passive Domestic Indexed Bonds
	■ **3rd** Largest Manager	Passive International Indexed Securities

Source: *Pensions & Investments* 2008 Special Report on Asset Managers, data as of December 31, 2007.
*Multi-manager Ranking Source: Cerulli Associates, 2005

Service Expertise Integrity

Personal Financial Services

Northern Trust

Why do Personal Clients Choose Northern Trust?



Personal Financial Services (PFS) Key Differentiators

- ☑ Corporate Strength and Stability
- ☑ Experience and Brand Consistency
- ☑ Holistic Financial View and Expertise
- ☑ Service Experience and Client Segment Focus
- ☑ Wealth Management Group

Corporate Strength and Stability

- ✓ Consistent and Focused Strategy
- ✓ High Quality, Short Duration Securities Portfolio
- ✓ Client Driven, High Quality Loan Portfolio
- ✓ Consistent Capital Strength
- ✓ Strong Credit Ratings Over the Long-Term

Corporate Strength and Stability

A Perspective on Consistency

"Northern Trust Corporation is a leading provider of asset servicing, asset management, fund administration, fiduciary and banking solutions for corporations, institutions and affluent individuals worldwide."

- Annual Report, 2007

"Northern Trust provides superior financial services including fiduciary, banking, investment and financial consulting services for individuals as well as credit, operating, trust and advisory services for corporations, institutions and organizations."

- Annual Report, 1990

"Northern Trust provides fiduciary, investment, financial consulting and banking services for individuals as well as credit, operating, trust and advisory services for corporations, domestic and international financial institutions, public bodies and not-for-profit organizations."

- Annual Report, 1985

"With recent growth and expansion Northern Trust stands as a worldwide organization capable of serving the diverse needs of our customers. These individuals, corporations, other banks, and institutions look to us for expertise and guidance in handling their financial affairs."

- Annual Report, 1975

Note: Quotes are from Northern Trust Corporation's Annual Reports in the years indicated.

Experience and Brand Consistency

We have been Northern Trust since 1889…

1889 *to* 2008

We have a **119-year** *heritage — we have been Northern Trust since 1889 and are undiluted by mergers and acquisitions. The growth that we have achieved through the years has been overwhelmingly sourced* ***organically****.*

Why Do Personal Clients Choose Northern Trust?

Experience and Brand Consistency

…In stark contrast to our consistently changing competitors.

U.S. TRUST + charles SCHWAB

Bank of America + U.S. TRUST

Bank of America + LaSalle Bank

EDWARDS + WACHOVIA + WELLS FARGO

LEHMAN BROTHERS

Goldman Sachs

Morgan Stanley

UBS

BEAR STEARNS

= **DISRUPTION**

OPPORTUNITIES FOR:

Northern Trust

Holistic Financial View and Expertise

Integrated approach and comprehensive capabilities holistically address clients' needs.

Building and Managing Wealth

- **Grow Assets**
  - Proprietary and Third-party Investment Managers
  - Active Index Strategies
  - Alternative Investments
- **Manage Risk**
  - Asset Diversification
  - Single-stock Concentration
  - Hedging Strategies
  - Stock Option Planning
- **Tax Liability Management**
  - Tax Sensitive Investing
  - Tax Loss Harvesting
  - Investment Vehicle Selection
- **Liquidity Management**
  - Deposit Services
  - Custom Lending
  - Short Term Cash Management Vehicles

Protecting and Transferring Wealth

- **Protect and Preserve Wealth**
  - Wealth Transfer Planning
  - Customized Trust Solutions
- **Transition Wealth**
  - Estate Settlement Services
  - Guardianship Services
- **Plan for Special Assets**
  - Family Business
  - Manage Non-Financial Assets

Creating a Legacy

- **Reinforce Family Values**
  - Family Education
  - Family Mission Statement
  - Advanced Wealth Transfer Strategies
- **Establish a Charitable Giving Tradition**
  - Implement a Tailored Philanthropic Strategy
  - Balance Charitable Giving with the Financial Needs of the Family
  - Ensure Tax-Efficiency of Philanthropic Vehicles

Holistic Financial View and Expertise

Leveraging national centers of expertise to deliver solutions locally.

Full Service in Local Markets

250+ Trust Professionals
Comprehensive Trust Services

225+ Portfolio Managers
Customized Investment Management Solutions

375+ Banking Professionals
Complete Array of Private and Commercial Banking Products

National Practices

- Credit Policy
- Family Business Management
- Financial Consulting
- Investment Research
- Investment Policy
- Marketing
- Minerals Management
- Real Estate Management
- Single Stock Solutions
- Tax Services

Service Experience and Client Segment Focus

Extensive reach in affluent market.

85 PFS Offices in 18 States

Over 50% of the U.S. millionaire market resides within a 45-minute drive of Northern Trust offices.


Washington (1)
California (11)
Nevada (1)
Arizona (8)
Colorado (1)
Texas (7)
Minnesota (1)
Wisconsin (1)
Illinois (19)
Missouri (1)
Michigan (3)
Ohio (1)
Georgia (1)
Florida (25)
Massachusetts (1)
Connecticut (1)
New York (1)
Delaware (1)

Projected Annual Household Growth Rates

2007 - 2012 by Household Asset Size


7.1%
11.3%
15.5%
$1 - 5 MM
$5 - 200 MM
$200+ MM

Source: Claritas

Service Experience and Client Segment Focus

The Largest Personal Trust Provider in the U.S.



	Personal Trust Assets ($ Billions)
1. Northern Trust	**$206.8**
2. Bank of America	122.7
3. JPMorgan Chase	76.3
4. Citigroup	64.7
5. Wachovia	55.1
6. Bank of NY Mellon	46.9
7. U.S. Bancorp	39.8
8. Wells Fargo	38.9
9. PNC Financial	32.0
10. SunTrust	24.8

Source: SNL Financial; As of June 30, 2008

Wealth Management Group – Assets Under Custody

($ Billions)

Industry Leading Provider to the World's Wealthiest Families:

- ~400 family relationships in 15 countries
- Average relationship size = $450+ million
- 20% of *Forbes 400 Richest Americans*
- WMG AUC CAGR 1997-3Q08 = 19%
- S&P 500 CAGR 1997-3Q08 = 2%


$28
$38
$52
$61
$65
$65
$82
$101
$114
$160
$195
$183
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
3Q08

Strong New Business Offsetting 2008 Market Headwinds

	9/30/08 vs 9/30/07
PFS Trust, Investment & Servicing Fees*	+4.4%
PFS Total Revenue*	+3.9%
PFS Assets Under Custody	-4.6%
PFS Assets Under Management	-4.0%
S&P 500	-20.7%

Strongest Level of Net New Business Since 2000**

*Year-to-Date 9/30/08 vs Year-to-Date 9/30/07
**Year-to-Date 9/30/08 vs Year-to-Date 9/30/00

Concluding Thoughts

Northern Trust's Business Model

- ✓ Attractive Demographic Markets
- ✓ Focused and Conservative Strategy
- ✓ Significant Expertise
- ✓ Organic Growth
- ✓ Consistent Leadership and Philosophy

Service

Expertise

Integrity

NORTHERN TRUST CORPORATION

Steven L. Fradkin
Executive Vice President &
Chief Financial Officer

Merrill Lynch Banking & Financial Services Conference

New York City

November 13, 2008

Northern Trust